UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INTERNA \ Força de Trabalho TAX REPORT 2ndQuarter2026Cash Basis― INTERNA \ Força de Trabalho Gov. Take Municipalities States Federal FEDERAL + GOV TAKE R$ 98.7 billion STATES R$ 61.1 billion MUNICIPALITIES R$ 1.2 billion R$ 161 billionPAID IN THE 1stSEMESTER OF 2026 PetrobrasreportedaR$161billioncontributionfortheGovernmentinthefirstsemesterof2026.ThisamountincludesR$106.1billionintaxesduetoitsownoperations,R$37.2billioninGovernmentTake(Gov.Take),andR$17.7billionintaxeswithheldfromthirdparties.Inthefirstsemester,PetrobraspaidR$61.5billioninfederaltaxes,which,whencombinedwiththeR$37.2billioninGovernmentTake,totaledR$98.7billionallocatedtothefederalgovernment,whichtransferspartofthisamounttostatesandmunicipalitiesundercurrentlegislation.Thesefiguresrepresentapproximately6.1%ofthetotalfederaltaxrevenues1.Comparedtothesameperiodofthepreviousyear,federalcontributionsincreasedby28%,drivenbyhighercollectionsofcorporateincometax,royalties,andexporttax.Intermsofstatetaxpayments,PetrobrasdisbursedR$61.1billioninthefirstsemesterof2026,representingapproximately13.8%ofthetotalcollectedbythestates2.Thiscorrespondstoa14%increasecomparedtothefirstsemesterof2025,drivenbyhigherICMScollectiononthesaleofproductssubjecttothesingle-phasetaxationregimeunderthistax.MunicipaltaxesamountedtoapproximatelyR$1.2billionintheperiod,representinganincreaseof17.5%comparedtothesameperiodofthepreviousyear.Thisgrowthwasdrivenbythecontractingofservices.Theamountpaidtomunicipalitiesisprimarilydistributedamongtaxeswithheldfromthirdparties(ISS-ST),ISSduetoPetrobras,andUrbanPropertyTax(IPTU).________________1-2 Source: Federal Revenue Service of Brazil (ReceitaFederal do Brasil) and the transparency portals of the states. ThisTaxReportdetailsthecashoutflowsmadebyPetrobraswiththepaymentoftaxesandgovernmenttakeinthefirstsemesterof2026.TheinformationfollowsthecashbasismethodandshouldbereadalongwiththeTaxReportforthefourthquarterof2025,onwhichthecomplianceaspectsandtaxriskmanagementoftheCompanyarepresented,aswellasthetaxpolicy,amongotherinformationaboutourroleasoneofthelargesttaxpayersintheBrazilianeconomy. TAX REPORT –2ndQuarter2026 Cash Basis 1H26 AsofMarch12,2026,ProvisionalMeasureNo.1,340establishedtheincidenceoftheExportTax(IE)onexportsofcrudepetroleumoil,oilfrombituminousmineralsandroaddieselfuel.ThroughJune2026,PetrobraspaidR$2.5billioninIE.Note:TaxpaymentsandGovernmentTakedatapresentedinthisreportarecalculatedonacashbasis,whichdiffersfromthefiguresdisclosedintheStatementofValueAdded(DVA),includedintheCompany’sFinancialStatementsandpreparedonanaccrualbasis. ComparisonofPaymentofthe1stSemester(R$ Billion) 1H25 1H24 1H23 1H22 R$ 14.8 TOTAL 2/4 R$ 161 R$ 61.1 R$ 53.6 R$ 49.7 R$ 40.2 R$ 53.5 R$ 61.5 R$ 1.2 37.2 R$ 45.3 R$ 1.0 R$ 31.8 R$ 131.7 R$ 56.6 R$ 0.7 R$ 30.9 R$ 137.9 R$ 47.7 R$ 0.7 R$ 30.1 R$ 118.7 R$ 50.9 R$ 0.6 R$ 44.3 R$ 149.3 INTERNA \ Força de Trabalho Tax PaymentHistoryfor the1stSemester(R$ Billion) Tax PaymentHistoryfor theLastFour Quarters(R$ Billion) The charts below present the distribution of taxes paid by Petrobras, segmented by each tax nature. TAX REPORT –2ndQuarter2026 Cash Basis Inthe1stsemesterof2026,R$37.2billionwaspaidingovernmenttake,whichincludedR$25.7billioninroyalties,R$10.6billioninspecialparticipation,R$0.7billioninsignaturebonuses,andapproximatelyR$0.2billioninareaoccupationorretentionfees.Comparedwiththesameperiodin2025,thisrepresentsanincreaseof17%,primarilydrivenbyhigherroyaltyrevenuesduetoincreasedproductionandhigheroilprices.Inthelastfourquarters,PetrobrascontributedR$306.7billiontothepublictreasuryastaxesandGovernmentTake. GOVERNMENTTAKE TAXES WITHHELDFROM THIRDPARTIES Royalties, specialparticipation,signaturebonuses, andpaymentfor theoccupationorretentionofthearea. Tax SubstitutionandLiability Taxes fromourownoperations COMPANY’STAXES Municipalities Federal States Total Gov. Take 3/4 1H22 1H25 53.5 56.6 40.2 50.9 118.7 149.3 30.1 0.6 61.1 137.9 131.7 1H23 1H24 1H26 47.7 49.7 30.9 53.6 45.3 31.8 61.5 37.2 44.3 0.7 0.7 1.0 1.2 161 3Q25 4Q25 1Q26 2Q26 29.7 22.6 30.5 31.5 29.6 68.0 72.4 27.2 25.2 0.5 0.4 0.5 15.1 21.7 21,7 0.7 34.2 14.8 22.4 88.6 77.7 INTERNA \ Força de Trabalho Petrobras plays a relevant role in ICMS tax contribution, both as a taxpayer –due to its own operations, such as under the single-phase ICMS tax regime –and as a substitute taxpayer in transactions carried out by third parties. In 20 Brazilian federative units, Petrobras accounts for more than 10% of total ICMS payments, reinforcingthe Company’s importance to the country.ThetablebelowhighlightsPetrobras’relevanceinthecontributionsoftaxesandGovernmentTakeallocatedtotheBrazilianstates.ThisanalysisisbasedontheinformationdisclosedontheANPTransparencyPortal. TAX REPORT –2ndQuarter2026 Cash Basis ICMS(R$ Billion) GOVERNMENT TAKE(R$ Billion) TOTAL(R$ Billion) STATE TOTAL 61.1 11.0 72.1 9.50.2-----0.031.0-------0.20.1--0.001------ 17.411.97.94.44.03.93.73.42.92.61.71.30.90.70.70.60.60.60.60.60.50.40.30.20.10.10.1 Rio de JaneiroSão PauloMinas GeraisRio Grande do SulMato GrossoSanta CatarinaGoiásParanáEspírito SantoMato Grosso do SulParáCearáDistrito FederalParaíbaTocantinsAlagoasAmazonasBahiaPiauíRondôniaRio Grande do NortePernambucoMaranhãoSergipeAmapáAcreRoraima 7.911.77.94.44.03.93.73.31.92.61.71.30.90.70.70.60.40.50.60.60.50.40.30.20.10.10.07 4/4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer